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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         MCI Communications Corporation
                                (Name of company)

                                  Common Stock
                         (Title of class of securities)
                                    552673105
                                 (CUSIP Number)

                                 Colin R. Green
                        Secretary and Chief Legal Advisor
                         British Telecommunications plc
                                    BT Centre
                                81 Newgate Street
                            London EC1A 7AJ, England
                         Tel. No.: (011) 44-71-356-5000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 3, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
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CUSIP No. 552673105


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    1       NAME OF REPORTING PERSON

            British Telecommunications plc

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) / /

                                                                (b) / /

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS:   WC

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                      / /

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION:       England and Wales

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          NUMBER OF          7     SOLE VOTING POWER:
           SHARES                    697,500 shares of Common Stock and
        BENEFICIALLY                 135,998,932 shares of Class A Common Stock,
          OWNED BY                   and upon conversion thereof, 135,998,932
            EACH                     shares of Common Stock for an aggregate of
          REPORTING                  136,696,432 shares of Common Stock.
           PERSON
            WITH
                        --------------------------------------------------------
                             8     SHARED VOTING POWER:       N/A
                        --------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER:
                                            697,500 shares of Common Stock
                                            and 135,998,932 shares of
                                            Class A Common Stock, and upon
                                            conversion thereof,
                                            135,998,932 shares of Common
                                            Stock for an aggregate of
                                            136,696,432 shares of Common
                                            Stock.
                        --------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER:  N/A

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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              697,500 shares of Common Stock and 135,998,932 shares of Class A Common Stock, and upon conversion thereof, 135,998,932 shares of Common Stock for an aggregate of 136,696,432 shares of Common Stock.
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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                       / /
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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                     100% of the Class A Common Stock. If the Class A Common Stock is converted into Common Stock, in addition to the Common Stock already owned (which, by itself, amounts to less than 1% of the Common Stock), approximately 20% of the Common Stock.
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   14       TYPE OF REPORTING PERSON:  CO

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                  This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), as amended by Amendment No. 1 thereto (as so amended, the "Schedule 13D"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share ("Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  The following amendments to Item 5 of the Schedule 13D are hereby made:

                  (i) Inserting the following immediately after the first paragraph of part (a):

                  "The Reporting Person owns beneficially and of record a total of 697,500 shares of Common Stock. The Reporting Person purchased 685,000 of these shares through open market transactions as follows: on November 17, 1995, 550,000 shares of Common Stock at a price of $26.125 per share; on November 20, 1995, 85,000 shares of Common Stock at a price of $26.375 per share; and on November 22, 1995, 50,000 shares of Common Stock at a price of $26.50 per share. In addition, on March 25, 1996, Mr. Michael Hepher, a former Director of the Reporting Person, exercised an option to acquire 12,500 shares of Common Stock pursuant to the Company's 1988 Director's Stock Option Plan at an exercise price of $25.375 per share. Pursuant to his employment arrangement with the Reporting Person, Mr. Hepher held such option as a "bare trustee" for the benefit of the Reporting Person, as a result of which the Reporting Person paid the exercise price for, and was granted beneficial ownership of, such 12,500 shares of Common Stock immediately upon the exercise of such option."

                  (ii) Inserting the following at the end of the first paragraph of part (b):

                  "The same applies to the shares of Common Stock owned of record by the Reporting Person."

                  (iii) Inserting the following at the end of the first paragraph of part (d):

                  "The same applies to the shares of Common Stock owned of record by the Reporting Person."
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                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  5, 1996              British Telecommunications plc



                                       By   /s/ JACK GREENBERG
                                          -------------------------------------
                                          Name:  Jack Greenberg
                                          Title: Director, Legal Services,
                                                 Global Communications